Exhibit 4.10

FORM 51-102F3

Material Change Report

Item 1                                      Name and Address of Company

Inmet Mining Corporation

330 Bay Street

Suite 1000

Toronto, Ontario

M5H 2S8

Item 2                                      Date of Material Change

August 20, 2012

Item 3                                      News Release

A news release announcing the material change referred to in this report was issued by Inmet Mining Corporation (“Inmet”) on August 20, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR). A copy of the news release is attached as Schedule “A”.

Item 4                                      Summary of Material Change

On August 20, 2012, Franco-Nevada Corporation (“Franco-Nevada”) and Inmet announced that their subsidiaries have agreed to terms for a precious metals stream on the Cobre Panama copper project in Panama. Inmet owns 80% and Korea Panama Mining Corp. (KPMC) owns 20% of Minera Panama, S.A. (MPSA), owner and developer of the Cobre Panama project. The transaction became effective on August 21, 2012 following the completion of certain filings and registrations.

Franco-Nevada (Barbados) Corporation (“Franco-Nevada (Barbados)”), a wholly-owned subsidiary of Franco-Nevada, will provide a $1 billion deposit, secured by a pledge of Inmet’s interests in MPSA, which will be used to fund a portion of Inmet’s share of the Cobre Panama project capital costs. The deposit will become available after Inmet’s funding since the Full Notice to Proceed which was issued on May 18, 2012 reaches $1 billion (expected by Q1 2013). Upon certain funding conditions under the agreement being met, Franco-Nevada (Barbados) funding of the deposit will be pro-rata on a 1:3 ratio with Inmet’s subsequent funding contributions, up to a maximum of $1 billion.

The amount of precious metals deliverable under the stream is indexed to the copper in concentrate produced from the entire project and approximates 86% of the payable precious metals attributable to Inmet’s 80% ownership based on the current 31 year mine plan included in the Cobre Panama Engineering Summary Report dated May 6, 2012. Beyond the currently contemplated mine life, the precious metals deliverable under the stream will be based on a fixed percentage of the precious metals in concentrate.

Until the deposit has been reduced to nil, Franco-Nevada (Barbados) will pay to MPSA an amount for each ounce of precious metals delivered equal to the prevailing market price payable in cash up to $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver (approximately the first 20 years of expected deliveries) and thereafter the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an adjustment for inflation) or one half of the then prevailing market price (the “Fixed Price”). If the prevailing market price is greater than the Fixed Price, the excess amount will be payable by crediting an amount equal to the difference between the prevailing market price and the Fixed Price against the deposit until the outstanding balance of the deposit has been reduced to nil. Thereafter, the purchase price will be the lesser of the Fixed Price and the prevailing market price. In all cases the amount paid is not to exceed the prevailing market price per ounce of gold and silver.

In the event of a precious metals production shortfall, MPSA will have the option to reduce the stream by repaying up to 10% of the $1 billion deposit, net of the value associated with any prior deliveries made to Franco-Nevada (Barbados). MPSA will have this option only once at either the 3rd or 5th anniversary of production commencing.

Adjustment provisions have been provided for MPSA to top-up the stream payments should the mill capacity expansion to 240,000 tpd be delayed beyond year 10.

Recourse against Inmet for the stream obligation is limited to Inmet’s interests in MPSA, which have been pledged to Franco-Nevada (Barbados) in support of such obligations. Further, except as described below, there is no monetary recourse against MPSA as Franco-Nevada (Barbados)’s recourse will be against such pledged interests.  Where Franco-Nevada (Barbados) is entitled to repayment from MPSA of the balance remaining on the $1 billion deposit, its recourse against MPSA and its assets will be limited to the actual funds paid by Inmet to MPSA solely for the purpose of satisfying such obligation of MPSA.

KPMC is not participating in the transaction. An amended and restated shareholders’ agreement between Inmet and KPMC provides that the precious metals stream will not adversely impact KPMC’s economic interest in or funding requirements for Cobre Panama and that certain amendments may be made thereto going forward if necessary to eliminate adverse impacts with respect to KPMC’s project interests.

Item 5                                      Full Description of Material Change

For a full description of the material change, please see a copy of the news release attached as Schedule “A”.

Item 6                                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                      Omitted Information

Not applicable.

2

Item 8                                      Executive Officer

For further information please contact Steve Astritis, Vice President, Legal and Corporate Affairs of Inmet Mining Corporation at the above-mentioned address or by telephone at (416) 361-6400.

Item 9                                      Date of Report

August 30, 2012

3

Schedule “A”

PRESS RELEASE

(all dollar references in US Dollars)

Franco-Nevada and Inmet Agree to a $1 Billion Precious Metals Stream Financing for the Cobre Panama Project

TORONTO, August 20, 2012 - Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) and Inmet Mining Corporation (TSX: IMN) today announced that their subsidiaries have agreed to terms for a precious metals stream on the Cobre Panama copper project in Panama, one of the world’s largest copper-gold-silver-molybdenum porphyry deposits currently being constructed. Inmet owns 80% and Korea Panama Mining Corp. (KPMC) owns 20% of Minera Panama, S.A. (MPSA), owner and developer of the Cobre Panama project.  The transaction has received requisite Board approvals and KPMC’s consent and is subject only to completion of certain filings and registrations with closing expected shortly.

Transaction Highlights

•                  Fully funded project:  Franco-Nevada will commit $1 billion to Inmet’s share of the development costs of Cobre Panama.  Inmet now has funding in place for $4.2 billion of its $4.8 billion required capital with the balance expected either from other sources of debt or from future operating cash flow.

•                  Aligned partners:  The precious metals stream is linked to copper production over the expected initial 31 year mine life — details of the agreement are described below.  Basing the gold and silver delivery obligation on copper production provides alignment between Inmet and Franco-Nevada.

•                  Upside opportunities:  The current mine plan envisions an initial 160,000 tonnes per day operation with expansion to 240,000 tonnes per day by the tenth year of operation.  There is an opportunity to undertake the expansion earlier, subject to consent from KPMC.  The current mine plan incorporates 2.3 billion tonnes of reserves.  There is additional potential from up to 1.8 billion of measured and indicated resources not included in reserves as well as an additional 3.7 billion tonnes of inferred resources.  Exploration at Cobre Panama is ongoing.

David Harquail, President and CEO of Franco-Nevada commented, “Inmet is an experienced and proven mine operator and developer. Franco-Nevada is proud to partner with Inmet to provide the financing needed to develop one of the world’s largest mining projects.  We expect the Cobre Panama precious metals stream will be a long-term cornerstone asset for Franco-Nevada that fits well within our overall portfolio. Franco-Nevada’s funding commitment to the Cobre Panama project can largely be financed from its ongoing free cash flow.  Franco-Nevada has the capacity to do approximately another $1 billion of new investments to further grow its portfolio in this opportunity rich environment.”

Jochen Tilk, President and CEO of Inmet, further commented, “This is an endorsement of not only the Cobre Panama project but also of the advantages of the stream mine finance model. This $1 billion precious metals stream transaction provides Inmet with competitive funding for the development of Cobre Panama with more flexibility and less associated cost than with a traditional project financing. Securing this financing early reduces the financing risk to our shareholders, without sacrificing our copper production growth profile. We look forward to having Franco-Nevada as a partner in Cobre Panama.”

Terms of the Agreement

Franco-Nevada (Barbados) Corporation, a wholly-owned subsidiary of Franco-Nevada, will provide a $1 billion deposit, secured by a pledge of Inmet’s interests in MPSA, which will be used to fund a portion of the Cobre Panama project capital costs.  The deposit will become available after Inmet’s funding since the Full Notice to Proceed which was issued on May 18, 2012 reaches $1 billion (expected by Q1 2013).  Upon certain funding conditions under the agreement being met, Franco-Nevada (Barbados) funding of the deposit will be pro-rata on a 1:3 ratio with Inmet’s subsequent funding contributions, up to a maximum of $1 billion.

The amount of precious metals deliverable under the stream is indexed to the copper in concentrate produced from the entire project and approximates 86% of the payable precious metals attributable to Inmet’s 80% ownership based on the current 31 year mine plan included in the Cobre Panama Engineering Summary Report dated May 6, 2012.  Beyond the currently contemplated mine life, the precious metals deliverable under the stream will be based on a fixed percentage of the precious metals in concentrate.  The deliverable precious metals are calculated as follows:

	Delivery period 1 (~years 1-11)	Delivery period 2 (~years 12-31)	Delivery period 3 (production beyond current mine plan)
Gold Stream
Au oz delivered	0 to 808,000	808,001 to 1,716,188	> 1,716,188
Delivery terms	120 oz Au per 1 mm lbs Cu	81 oz Au per 1 mm lbs Cu	63.4% of Au in concentrate
Avg annual Au delivery	73,500 oz	45,400 oz
Silver Stream
Ag oz delivered	0 to 9,842,000	9,842,001 to 29,731,000	> 29,731,000
Delivery terms	1,376 oz Ag per 1 mm lbs Cu	1,776 oz Ag per 1 mm lbs Cu	62.1% of Ag in concentrate
Avg annual Ag delivery	870,000 oz	995,000 oz
Gold Equivalent Stream*
Avg annual AuEq delivery	87,500 oz	61,500 oz
Inmet’s annual production
Avg annual additional Au to IMN	10,000 oz	8,200 oz
Avg annual additional Ag to IMN	153,000 oz	166,600 oz

Profile based on Inmet’s Basic Engineering Summary Report for the Cobre Panama Project dated May 6, 2012

*Gold equivalent ounces approximated using $1,250/oz Au and $20/oz Ag

Payment terms:  Franco-Nevada (Barbados) will pay to MPSA an amount for each ounce of precious metals delivered equal to $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver (approximately the first 20 years of expected deliveries) and thereafter the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an adjustment for inflation) or one half of the then prevailing market price.  In all cases the amount paid is not to exceed the prevailing market price per ounce of gold and silver.

Buy-back Option: In the event of a precious metals production shortfall, MPSA will have the option to reduce the stream by repaying up to 10% of the $1 billion deposit, net of the value associated with any prior deliveries made to Franco-Nevada (Barbados). MPSA will have this option only once at either the 3rd or 5th anniversary of production commencing.

Top-up: Adjustment provisions have been provided for to top-up the stream payments should the mill capacity expansion to 240,000 tpd be delayed beyond year 10.

Security: The stream will be secured by a pledge of Inmet’s interests in MPSA, the project operator.

KPMC: KPMC is not participating in the transaction.  An amended and restated shareholders’ agreement between Inmet and KPMC provides that the precious metals stream will not adversely impact KPMC’s economic interest in or funding requirements for Cobre Panama.

Cobre Panama

Full details on the project are available from Inmet’s public disclosures on its website and SEDAR.  In summary, Cobre Panama has mineral reserves estimated by Inmet to be in excess of 2.3 billion tonnes of ore which are planned to be mined from several open pits over an initial 31 year mine life. The deposits are estimated by Inmet to contain over 32 billion pounds of copper, almost 9 million ounces of gold and 168 million ounces of silver in the measured and indicated resource category (quoted resources include reserves) and an additional 19 billion pounds of copper, 4.8 million ounces of gold and 121 million ounces of silver in the inferred resource category. Additional details regarding the mineral resources and reserves are contained in the Appendix to this press release.  In addition, there is potential for further discoveries on the large (~13,000 hectares) concession. The Cobre Panama processing plant is currently planned to be initially constructed with capacity of 160,000 tonnes per day with an expansion to 240,000 tonnes per day by the tenth year of operation. The Cobre Panama project will use conventional truck and shovel mining, has a low strip ratio (0.58:1), and will use conventional flotation technology which is expected by Inmet to produce a clean copper concentrate. The project is situated close to tidewater, will have an owner-operated power plant and is expected by Inmet to have robust economics and cash costs of $0.94/lb of copper (attributable to Inmet’s share after reduction of metal credits due to the precious metals stream of $0.12/lb of copper and using consensus metal prices) over the life of the mine. The project received approval of its Environmental and Social Impact Assessment by the Government of Panama in December 2011, construction began in May 2012, and first production is expected in Q4 of 2015.

Capital Availability

Estimated capital for the project is $6.2 billion, with $4.8 billion to be funded by Inmet and $1.4 billion to be funded by KPMC.  Inmet has now secured $4.2 billion and believes that it has the flexibility to obtain the balance through other sources of debt.  In addition, there is an opportunity to sell an additional equity stake in the project or to draw on Inmet’s operating cash flows.  Inmet’s operating cash flow for the first six months of 2012 was $291 million.

Franco-Nevada has substantial capital resources to fund its commitment to the development of the Cobre Panama project. At June 30, 2012, Franco-Nevada had approximately $1.2 billion in available capital. Franco-Nevada has no debt or material capital needs and is generating strong cash flow from its existing portfolio of royalties and streams which can substantially meet its future Cobre Panama commitments.  Franco-Nevada has the capacity to do approximately another $1 billion in new investments to further grow its portfolio.

Conference call details

Management of Franco-Nevada and Inmet will host a conference call on August 20, 2012 at 10 am Eastern Time to review the transaction. Analysts and interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 888-231-8191; Title: Cobre Panama Precious Metals Stream Transaction Conference Call

•                  Conference Call Replay: A recording will be available until August 27, 2012 at the following numbers:

•                  Local: 416-849-0833; Toll-Free: 855-859-2056; Pass code: 222651793

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com, www.inmetmining.com and http://www.newswire.ca/en/webcast/detail/1022637/1105751

•                  Slides: Presentation slides will be posted at www.franco-nevada.com and inmetmining.com prior to the call

Corporate Summary

Franco-Nevada Corporation is the leading gold royalty and stream company by both gold revenues and number of gold assets.  Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation.

Inmet Mining Corporation is a Canadian-based global mining company that produces copper and zinc. Inmet has three mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland), and an 80 percent interest in the Cobre Panama development project, currently under construction.

For more information, please go to our website at www.franco-nevada.com or www.inmetmining.com or contact:

Stefan Axell	Paul Brink
Manager, Investor Relations	SVP Business Development
+1.416.306.6328	+1.416.306.6305
info@franco-nevada.com

Flora Wood	Jochen Tilk
Director, Investor Relations	President and Chief Executive Officer
+1.416.361.4808	+1.416.860.3972

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express the parties’ expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the parties, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of copper, gold and silver; fluctuations in the value of other currencies relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries relevant to the stream; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the parties; reduced access to debt and equity capital; litigation; title, permit or license disputes related to the project; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties related to the project; rate and timing of production differences from resource estimates; and risks and hazards associated with the business of development and mining at the project, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this press release are based upon assumptions the parties believe to be reasonable, including, without limitation assumptions relating to: the development and operation of the project; the accuracy of public statements and disclosures made relating to the project; no material adverse change in the market price of the commodities that underlie the project; no adverse developments in respect of the project; accuracy of publicly disclosed expectations for the development of the project; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of parties’ most recent Annual Information Forms filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov as well as the parties’ annual MD&A. The forward-looking statements herein are made as of the date of this press release only and the parties do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

CAUTIONARY NOTE TO US INVESTORS REGARDING RESERVE AND RESOURCE REPORTING STANDARDS

The disclosure in this press release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.  Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).  For example, the terms “resources,” “measured resources”, “indicated resources” and “inferred resources” are used in this press release to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured resources, indicated resources or inferred resources in this press release is economically or legally mineable and will ever be classified as a reserve. Accordingly, information contained in this press release containing descriptions of the Cobre Panama project may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Appendix:  Cobre Panama Reserve and Resource Table

Development property

									Contained Metal (x 1000)
	Tonnes	Cu	Zn	Pb	Au	Ag	S	Mo	Cu	Zn	Pb	Au	Ag	Mo	Inmet’s
Category	(x 1000)%		%	%	g/t	g/t	%	%	tonnes	tonnes	tonnes	ounces	ounces	tonnes	Interest
Mineral reserves
Cobre Panama
Proven	258,000	0.57	—	—	0.14	1.6	—	0.010	1478	—	—	1126	13,020	25	80%
Probable	2,061,000	0.38	—	—	0.06	1.4	—	0.007	7781	—	—	4041	91,008	145	80%
Total	2,319,000	0.40	—	—	0.07	1.4	—	0.007	9258	—	—	5167	104,028	169	80%
Inmet’s share									7,406	—	—	4,134	83,223	135

Mineral resources (inclusive of mineral reserves)
Cobre Panama
Measured	262,000	0.56	—	—	0.13	1.5	—	0.009	1,476	—	—	1,118	12,979	24	80%
Indicated	3,905,000	0.34	—	—	0.06	1.2	—	0.005	13,237	—	—	7,845	155,392	214	80%
Total	4,167,000	0.35	—	—	0.07	1.3	—	0.006	14,715	—	—	8,963	168,454	238	80%
Inmet’s share									11,772	—	—	7,170	134,763	190

Cobre Panama
Inferred	3,749,000	0.23	—	—	0.04	1.0	—	0.004	8,660	—	—	4,805	120,534	156	80%
Inmet’s share									6,928	—	—	3,844	96,427	125

Mineral resources have been prepared in accordance with the definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (called the CIM definitions and guidelines), and according to National Instrument 43-101 of the Canadian Securities Administrators.

Mineral resources are as at March 5, 2012 and were estimated by Robert Sim, P. Geo., of SIM Geological Inc., a qualified person under National Instrument 43-101.  Mineral reserves are as at December 31, 2011 and were estimated by William Rose, P.E., of WLR Consulting, Inc., a qualified person under National Instrument 43-101.  Both qualified persons prepared or supervised the preparation of the information that forms the basis for this press release.  Frank Balint, P. Geo, Vice-President, Corporate Development of Inmet and a qualified person under National Instrument 43-101 has approved the written disclosure in this press release on behalf of Inmet.  Phil Wilson, CEng, Vice-President, Technical of Franco-Nevada and a qualified person under National Instrument 43-101 has approved the written disclosure in this press release on behalf of Franco-Nevada.

Reserve estimates are based on the following assumptions:

•                  copper price: US $2.25 per pound

•                  gold price: US $1,000 per ounce

•                  silver price: US $16 per ounce

•                  molybdenum price: US $13.50 per pound

•                  Mining costs: US $1.66 per tonne of ore mined, US $1.96 per tonne of waste mined and

•                  Milling and general and administration cost: US $5.27 per tonne of ore milled, average life of mine metallurgical recoveries: 89 percent for copper, 52 percent for gold, 46 percent for silver and 53 percent for molybdenum.

Mineral resources include mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Resource grades are estimated using ordinary kriging with a nominal block size of 25 metres by 25 metres by 15 metres. Resources are limited inside a pit shell defined by a copper price of US $2.60 per pound, $1.75 per tonne mining cost and $7.02 per tonne total site operating cost, and are tabulated at a cut-off grade of 0.15 percent copper.

Scientific and technical information regarding the Cobre Panama Project, including the mineral resources and mineral reserves, is based on the technical report of Inmet titled “Mina de Cobre Panama Project, Panama, NI 43-101 Technical Report” and dated effective March 31, 2010, as updated by Inmet’s most recent Annual Information Form dated March 28, 2012 and by a material change report dated May 16, 2012 filed in respect of Inmet’s May 6, 2012 press release “Inmet Announces Basic Engineering and Financing Plan for the Cobre Panama Project”, all of which can be found under Inmet’s corporate profile on SEDAR at www.sedar.com.